May 31, 2019

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Natural Resources

100 F Street, N.E.

Washington, D.C. 20549

Attention: Parhaum J. Hamidi

Re:	Blue Star Foods Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 12, 2019
File No. 333-229232

Dear Mr. Hamidi:

On behalf of Blue Star Foods Corp., a Delaware corporation (the “Company”), we are herewith filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amendment”) in response to the Commission’s comment letter, dated April 23, 2019, and oral comment received from the Commission on April 23, 2019, with reference to the Company’s Registration Statement on Form S-1/A (the “Registration Statement”) filed with the Commission on April 12, 2019.

In addition to the Amendment, the Company responds to the Commission’s comments as follows:

Form S-1/A filed April 12, 2019

Prospectus Cover Page, page 2

1. We note your response to prior comment 1. Please revise your disclosure here and elsewhere, as appropriate, to clarify whether the lock-up agreements permit the sale of the shares subject to the registration statement and the dates that such shares will no longer be subject to the lock-up provisions. In this regard, we note that footnotes 20 and 21 to the selling stockholders table on page 27 indicate that a substantial number of the shares subject to this registration statement are subject to the lock-up provisions restricting the selling stockholder from sales or dispositions in excess of 50% of all of the common stock held by (or issuable to) the selling stockholder and at a price below $2.20 per share.

Response: The disclosure has been revised on the prospectus cover page on page 2 to delete the parenthetical which indicated that 5,000,000 shares held by John Keeler are subject to a lock-up agreement and to delete footnote (20) on page 28 because the lock-up is applicable to shares held by the selling stockholder in excess of 50% of the shares owned by such stockholder. 5,000,000 shares represents less than 50% of the 15,000,000 shares owned by John Keeler and according are not subject to the lock-up.

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

500 Fifth Avenue, Suite 938, New York, New York 10110

 NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com

U.S. Securities and Exchange Commission

May 31, 2019

Risk Factors

Risks Related to Our Reliance on Third Parties

We are primarily dependent on two suppliers to provide our crab meat product., page 11

2. Your revised disclosure on page 11 states that you had two suppliers accounting for 93% of purchases in 2018, and that Bacolod accounted for 49% of purchases in 2018. However, on page 39, you state that you had “two suppliers which accounted for approximately 76% of the Company’s total purchases during the year ended December 31, 2018.” You subsequently state on page 39 that, “These two suppliers are located in Indonesia and the Philippines and accounted for approximately 93% of the Company’s total purchases during 2018” and then state, “Five non-affiliated suppliers made up the balance of the 44% of the supply concentration.” Finally, on page F-12, you state that you “had three suppliers which accounted for approximately 87% of the Company’s total purchases during the year ended December 31, 2018. These three suppliers are located in two countries, Indonesia, and the Philippines, which accounted for approximately 93% of the Company’s total purchases during the year ended December 31, 2018.” Please revise to provide clear and consistent disclosure regarding your suppliers throughout your filing. In addition, if the disclosure on page 11 which states that you had “two suppliers accounting for 93% of purchases in 2018” and “Bacolod accounted for 49% of purchases in 2018” is accurate, please revise to disclose the name of the other supplier referenced here. Refer to Item 101(h)(4)(v) of Regulation S-K, which requires, “[t]o the extent material to an understanding of the smaller reporting company the names of principal suppliers.”

Response: The disclosure on pages 11, 39 and F-12 has been revised to consistently state that the Company had three suppliers which accounted for approximately 86% of the Company’s total purchases during the year ended December 31, 2018. In addition, in accordance with Item 101(h)(4)(v) of Regulation S-K, the names of the three suppliers have been disclosed.

Oral Comment:

Regarding disclosure on page 47 concerning the Commission’s prior oral comment about clarifying the amount owed under the promissory notes with John Keeler, the Commission would like the current disclosure on page 47 which states that the principal and interest under the notes was paid to be revised to make clear that the amount was owed and not paid.

Response: The disclosure on page 47 regarding the subordinated notes was amended to clarify that the $2.9 million is owed and the interest has been paid.

U.S. Securities and Exchange Commission

May 31, 2019

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment. Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Sincerely,

/s/ The Crone Law Group, P.C.
The Crone Law Group, P.C.

cc: Christopher Constable